Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2023	2023	2022	2023
	Audited	Audited	Audited	Audited
Revenue from operations	37,933	37,441	34,470	146,767
Other income, net	561	671	676	2,701
Total Income	38,494	38,112	35,146	149,468
Expenses
Employee benefit expenses	20,781	20,311	18,337	78,359
Cost of technical sub-contractors	3,124	3,116	3,909	14,062
Travel expenses	462	426	376	1,525
Cost of software packages and others	2,720	2,886	2,420	10,902
Communication expenses	182	171	170	713
Consultancy and professional charges	346	387	456	1,684
Depreciation and amortisation expenses	1,173	1,121	950	4,225
Finance cost	90	82	56	284
Other expenses	1,254	1,146	938	4,392
Total expenses	30,132	29,646	27,612	116,146
Profit before tax	8,362	8,466	7,534	33,322
Tax expense:
Current tax	2,307	2,260	2,350	9,287
Deferred tax	110	72	(178)	(73)
Profit for the period	5,945	6,134	5,362	24,108
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	87	25	(86)	8
Equity instruments through other comprehensive income, net	1	(15)	3	(7)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	6	36	26	(7)
Exchange differences on translation of foreign operations	15	61	53	776
Fair value changes on investments, net	75	42	(372)	(256)
Total other comprehensive income/(loss), net of tax	184	149	(376)	514
Total comprehensive income for the period	6,129	6,283	4,986	24,622
Profit attributable to:
Owners of the company	5,945	6,128	5,360	24,095
Non-controlling interests	-	6	2	13
	5,945	6,134	5,362	24,108
Total comprehensive income attributable to:
Owners of the company	6,132	6,276	4,986	24,598
Non-controlling interests	(3)	7	-	24
	6,129	6,283	4,986	24,622

Paid up share capital (par value 5/- each, fully paid)	2,070	2,069	2,098	2,069
Other equity *#	73,338	73,338	73,252	73,338
Earnings per equity share (par value 5/- each)**
Basic ()	14.37	14.79	12.78	57.63
Diluted ()	14.35	14.77	12.76	57.54

*	Balances for the quarter ended June 30, 2023 and June 30, 2022 represent balances as per the audited Balance Sheet for the year ended March 31, 2023 and March 31, 2022, respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended June 30, 2023, quarter ended March 31, 2023 and quarter ended June 30, 2022

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter ended June 30, 2023 have been taken on record by the Board of Directors at its meeting held on July 20, 2023. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion thereon. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Board Change

Based on the recommendation of the Nomination and Remuneration Committee, the Board considered the appointment of Helene Auriol Potier (DIN - 10166891), as an Additional & Independent Director effective May 26, 2023 for a period of 3 (three) years and the same was approved by the shareholders at the Annual General Meeting (AGM) of the Company held on June 28, 2023.

c) Update on employee stock grants

The Board, on July 20, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of 23,780 one time RSUs to three eligible employees under the 2015 plan w.e.f August 1, 2023. These RSUs will vest equally over a period of four years.

d) Proposed transaction

Infosys Limited will acquire Danske IT and Support Services India Private Limited (“DIT”) which is Danske Bank’s IT center in India for an estimated consideration of DKK 13.6 million (approximately 16 crore) subject to customary closing adjustments and conditions.

2. Information on dividends for the quarter ended June 30, 2023

For financial year 2023, the Board recommended a final dividend of 17.50/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 28, 2023 and paid on July 3, 2023.

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2023	2023	2022	2023
Dividend per share (par value 5/- each)
Interim dividend	-	-	-	16.50
Final dividend	-	17.50	-	17.50

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2023	2023	2022	2023
Revenue by business segment
Financial Services (1)	10,661	10,818	10,562	43,763
Retail (2)	5,513	5,537	5,004	21,204
Communication (3)	4,441	4,411	4,464	18,086
Energy, Utilities, Resources and Services	4,889	4,825	4,259	18,539
Manufacturing	5,350	5,078	4,172	19,035
Hi-Tech	3,056	2,989	2,812	11,867
Life Sciences (4)	2,749	2,681	2,257	10,085
All other segments (5)	1,274	1,102	940	4,188
Total	37,933	37,441	34,470	146,767
Less: Inter-segment revenue	-	-	-	-
Net revenue from operations	37,933	37,441	34,470	146,767
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,545	2,600	2,754	10,843
Retail (2)	1,629	1,634	1,538	6,396
Communication (3)	984	958	794	3,759
Energy, Utilities , Resources and Services	1,290	1,302	1,145	5,155
Manufacturing	972	902	385	3,113
Hi-Tech	802	750	672	2,959
Life Sciences (4)	702	705	535	2,566
All other segments (5)	140	147	41	339
Total	9,064	8,998	7,864	35,130
Less: Other Unallocable expenditure	1,173	1,121	950	4,225
Add: Unallocable other income	561	671	676	2,701
Less: Finance cost	90	82	56	284
Profit before tax and non-controlling interests	8,362	8,466	7,534	33,322

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2023	2023	2022	2023
Revenue from operations	31,811	30,531	29,527	124,014
Profit before tax	8,146	7,957	6,902	31,643
Profit for the period	5,956	5,904	4,901	23,268

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board

for Infosys Limited

Bengaluru, India July 20, 2023	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2023, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2023	2023	2022	2023
	Audited	Audited	Audited	Audited
Revenues	4,617	4,554	4,444	18,212
Cost of sales	3,211	3,164	3,144	12,709
Gross profit	1,406	1,390	1,300	5,503
Operating expenses	445	433	412	1,678
Operating profit	961	957	888	3,825
Other income, net	68	82	87	335
Finance cost	11	10	7	35
Profit before income taxes	1,018	1,029	968	4,125
Income tax expense	294	284	279	1,142
Net profit	724	745	689	2,983
Earnings per equity share *
Basic	0.17	0.18	0.16	0.71
Diluted	0.17	0.18	0.16	0.71
Total assets	16,007	15,312	15,193	15,312
Cash and cash equivalents and current investments	2,176	2,322	2,798	2,322

*	EPS is not annualized for the quarter ended June 30, 2023, quarter ended March 31, 2023 and quarter ended June 30, 2022.

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.